Exhibit (p)(1)

CODE OF ETHICS

October 9, 2019

Rule 17j-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), addresses conflicts of interest that arise from personal trading activities of investment company personnel. In particular, Rule 17j-1 prohibits fraudulent, deceptive or manipulative acts by such personnel in connection with their personal transactions in securities held or to be acquired by the investment company. The Rule also requires an investment company to adopt a code of ethics containing provisions reasonably necessary to prevent fraudulent, deceptive or manipulative acts and requires certain persons to report their personal securities transactions to the investment company.

This Code of Ethics has been adopted by the Board of Trustees of Red Cedar Fund Trust (the “Trust”). It is based on the principle that the trustees and officers of the Trust owe a fiduciary duty to the Trust’s shareholders to conduct their affairs, including their personal securities transactions, in such a manner as to avoid (1) serving their own personal interests ahead of the shareholders, (2) taking advantage of their position, and (3) any actual or potential conflicts of interest.

I.	Definitions

As used in this Code of Ethics, the following terms shall have the following meanings:

•	“Access person” shall mean any trustee or officer of the Trust or any access person of the Adviser.
•	“Adviser” shall mean an investment adviser and/or sub-advisor to a series of the Trust.
•	“Automatic Investment Plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment plan.
•	“Beneficial ownership” shall have the same meaning as in Rule 16a-1(a)(2) for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended. Generally, a person is considered the beneficial owner of securities if the person has a pecuniary interest in the securities and includes securities held by members of the person’s immediate family sharing the same household, or other persons if, by reason of any contract, understanding, relationship, agreement or other arrangement, the person obtains from such securities benefits substantially equivalent to those of ownership.
•	“Disinterested trustee” shall mean a trustee of the Trust who is not an “interested person” of the Trust within the meaning of Section 2(a)(19) of the 1940 Act.
•	“Investment Personnel of a Fund or of a Fund's investment adviser” means: (a) Any employee of the Fund or investment adviser (or of any company in a control relationship to the Fund or investment adviser) who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities by the Fund, or (b) Any natural person who controls the Fund or Adviser and who obtains information concerning recommendations made to the Fund regarding the purchase or sale of securities by the Fund.

•	“Fund” shall mean each existing and future series established by the Trust.
•	“Security” shall have the same meaning set forth in Section 2(a)(36) of the 1940 Act, except that it shall not include: shares of any registered open-end investment company (other than the Fund or any exchange-traded fund); direct obligations of the U.S. Government; bankers’ acceptances; bank certificates of deposit; commercial paper; and high-quality short-term debt instruments, including repurchase agreements.
•	A “security held or to be acquired by the Fund” shall mean (1) any security which, within the most recent fifteen (15) days, is or has been held by the Fund or is being or has been considered by the Fund or the Adviser for purchase by the Fund, or (2) any option to purchase or sell, and any security convertible into or exchangeable for, any such security.
•	“Transaction” shall mean any purchase, sale or any type of acquisition or disposition of securities, including the writing of an option to purchase or sell securities.

II.	Prohibition on Certain Actions

Trustees and officers of the Trust shall not, in connection with the purchase or sale, directly or indirectly, by such person of a security held or to be acquired by a Fund:

1.	Employ any device, scheme or artifice to defraud the Fund;
2.	Make any untrue statement of a material fact to the Trust or to omit to state a material fact necessary in order to make the statements made to the Trust, in light of the circumstances under which they are made, not misleading;
3.	Engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Fund; or
4.	Engage in any manipulative practice with respect to the Fund.

III.	Code of Ethics of Adviser and Distributor

All trustees and officers of the Trust who are also directors, officers or employees of the Adviser or Distributor are subject to the Code of Ethics of the Adviser or the Distributor, as applicable, each of which is incorporated by reference herein, are not required to file any reports pursuant to this Code.

IV.	Quarterly Reporting of Securities Transactions

Each trustee and officer, other than a Disinterested trustee, shall file with the Chief Compliance Officer of the Trust (or his or her designee) no later than thirty (30) days after the end of each calendar quarter, all personal transactions in securities for that quarter. All reports will be reviewed by the Chief Compliance Officer of the Trust. A Disinterested trustee shall be required to file such reports only with respect to transactions where such trustee knows, or in the course of fulfilling his or her duties should have known, that during the 15-day period immediately preceding or following the date of a transaction in a security by the trustee such security was purchased or sold by the Fund or the purchase or sale of the security by the Fund is or was considered by the Fund or the Adviser. A trustee or officer need not make these reports if the report would duplicate information contained in broker trade confirmations or account statements actually received by the Chief Compliance Officer of the Trust with respect to the trustee or officer in the required time period, if all of the information required is contained in the broker trade confirmations or account statements or in the records of the Trust or the Adviser. An access person need not make a quarterly report with respect to transactions effected pursuant to an Automatic Investment Plan.

V.	Initial and Annual Reporting of Holdings

Each trustee and officer, other than a Disinterested trustee, shall file with the Chief Compliance Officer of the Trust, no later than ten (10) days after he or she becomes a trustee or officer, an initial holdings report listing all securities (which information must be current as of a date no more than 45 days prior to the date the person becomes an Access Person) beneficially owned by such person as of the date he or she became a trustee or officer. On an annual basis, not later than January 30 of each year, each trustee and officer, other than a Disinterested trustee, shall file with the Chief Compliance Officer of the Trust, certification of compliance with this Code of Ethics which report shall also include a listing of all securities beneficially owned by such person; such report must be current as of a date no more than thirty (30) days before the report is submitted. Any such initial or annual report shall set forth the following information: (1) the title, number of shares and principal amount of each security in which the trustee or officer had any direct or indirect beneficial ownership; (2) the name of any broker, dealer or bank which maintains an account in which any securities of which the trustee or officer has or had direct or indirect beneficial ownership were held; and (3) the date that the report is submitted. A trustee or officer need not make these reports if the report would duplicate information contained in broker trade confirmations or account statements actually received by the Chief Compliance Officer of the Trust with respect to the trustee or officer in the required time period, if all of the information required under this Section V is contained in the broker trade confirmations or account statements or in the records of the Trust or the Adviser.

VI.	Disclaimer of Beneficial Ownership

A trustee or officer may include in any report required under Sections IV or V, a disclaimer as to the beneficial ownership in any securities covered by the report.

VII.	Review of Reports; Sanctions

The Chief Compliance Officer of the Trust shall review the reports required under this Code and shall report violations of the Code at least quarterly to the Board of Trustees. If any trustee or officer violates any provisions set forth in this Code of Ethics, the Board of Trustees shall impose such sanctions as it deems appropriate including, but not limited to, a letter of censure or termination of employment, censure, fines, or to the extent possible freezing of one’s personal account or securities in that account for a specified time frame.

VIII.	Reporting to Board of Trustees

(a.) At least once each year, the Chief Compliance Officer of the Trust shall provide the Board of Trustees with a written report that (1) describes issues that arose during the previous year under this Code of Ethics including, but not limited to, information about material violations and sanctions imposed in response to those material violations, and (2) certifies to the Board of Trustees that the Trust has adopted procedures reasonably necessary to prevent its Access Persons from violating this Code of Ethics.

(b.) At least once each year, the Chief Compliance Officer of the Trust shall provide the Board of Trustees with a written report from the Trust’s Adviser and Trust’s Distributor that (1) describes any issues arising under the Adviser’s/Distributor’s code of ethics since the last report to the Board of Trustees, including, but not limited to, information about material violations of the code and sanctions imposed in response to the material violations, and (2) certifies that the Trust’s Adviser/Distributor has adopted procedures reasonably necessary to prevent access persons from violating its codes of ethics.

IX.	Notification of Reporting Obligation

The Chief Compliance Officer of the Trust shall identify all persons who are required to make the reports required under Sections IV and V and shall inform those persons of their reporting obligation. Each Access Person of the Trust shall be required to acknowledge that he or she has received a copy of, has read and fully understands and will comply with, this Code of Ethics.

X.	Restrictions on Trading

Investment Personnel of a Fund or its Adviser must obtain approval from the Chief Compliance Officer of the Trust or the Chief Compliance Officer of the Fund’s Adviser before directly or indirectly acquiring beneficial ownership in any securities in: (A) an offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before the registration, was not subject to SEC reporting obligations under the Exchange Act; or (B) an offering that is exempt from registration under the Securities Act of 1933 pursuant to section 4(2) or section 4(6) or pursuant to rule 504, rule 505, or rule 506 under the Securities Act of 1933, as amended.

XI.	Retention of Records

The Trust shall maintain the following records, for the time periods and in the manner set forth below, at its principal place of business:

•	A copy of this Code of Ethics and each code of ethics previously in effect for the Trust at any time within the past five (5) years, must be maintained in an easily accessible place.
•	A record of any violation of the Trust’s Code of Ethics, and any action taken as a result of the violation, must be maintained in an easily accessible place for at least five (5) years after the end of the fiscal year in which the violation occurs.
•	A copy of each report required to be made by an officer or trustee pursuant to this Code of Ethics must be maintained for at least five (5) years after the end of the fiscal year in which the report is made, the first two (2) years in an easily accessible place.
•	A record of all persons, currently or within the past five (5) years, who are or were required to make reports under Sections IV and V, or who are or were responsible for reviewing these reports, must be maintained in an easily accessible place.

•	A copy of each report required to be made by the Chief Compliance Officer of the Trust to the Board of Trustees pursuant to Section VIII must be maintained for at least five (5) years after the end of the fiscal year in which the report is made, the first two (2) years in an easily accessible place.
•	A record of any decision, and the reasons supporting the decision, to approve the acquisition by investment personnel of securities under Section X, for at least five (5) years after the end of the fiscal year in which the approval is granted.

As adopted October 9, 2019